Exhibit 99.1

eLong Enters into Definitive Merger Agreement for Going Private Transaction

BEIJING, February 4, 2016 /PRNewswire/ — eLong, Inc. (“eLong” or the “Company”) (NASDAQ: LONG), a leading mobile and online travel service provider in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with China E-dragon Holdings Limited (“Parent”) and China E-dragon Mergersub Limited, a wholly owned subsidiary of Parent, pursuant to which Parent will acquire eLong. At the closing of the transaction, Parent will be owned by a consortium of certain of the Company’s existing shareholders (including C-Travel International Limited, TCH Sapphire Limited, Ocean Imagination L.P. and Luxuriant Holdings Limited), along with Seagull Limited and certain management members of eLong (the “Buyer Group”).

Under the terms of the Merger Agreement, eLong shareholders other than those in the Buyer Group will receive US$9.00 in cash for each ordinary share of the Company (a “Share”) they hold or US$18.00 in cash for each American Depositary Share, each representing two (2) Shares (an “ADS”) they hold. The price represents a premium of approximately 24% to the closing trading price of the Company’s ADS on July 31, 2015, the last trading day prior to August 3, 2015, the date that the Company announced that it had received a “going-private” proposal from TCH Sapphire Limited, a British Virgin Islands company (“TCH”) that is a wholly-owned subsidiary of Tencent Holdings Limited.

The Company’s Board of Directors, acting upon the unanimous recommendation of a special committee of the Board of Directors (the “Special Committee”), approved the Merger Agreement and the transactions contemplated thereby and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the transactions contemplated thereby. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with any member of the Buyer Group or management of the Company, negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The closing of the transactions contemplated by the Merger Agreement is subject to a number of customary conditions, including a vote of shareholders representing at least two-thirds of the voting power of the Shares present and vote in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders. The Buyer Group agreed to vote all of the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereby. The transaction is expected to close before the end of the second quarter of the Company’s FY 2016. If completed, the transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Select Market.

The transaction will be financed through a combination of cash and equity contributed by TCH and Ocean Imagination L.P., rollover of equity by C-Travel International Limited and Luxuriant Holdings Limited, as well as cash investments by Seagull Limited and certain existing members of the management of the Company. To date, the Buyer Group beneficially own, in the aggregate, approximately 78% of the outstanding Shares (excluding outstanding share-based awards).

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

Duff & Phelps, LLC and Duff & Phelps Securities, LLC (together, “Duff & Phelps”) are serving as financial advisors to the Special Committee. Kirkland & Ellis is serving as U.S. legal advisor to the Special Committee, Goulston & Storrs PC is serving as U.S. legal advisor to the Company, Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Company and DaHui Lawyers is serving as PRC legal advisor to the Company. Paul Hastings LLP is serving as U.S. legal advisor to Duff & Phelps.

Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as U.S. legal advisor to the Buyer Group and Jun He and Walkers are serving as PRC and Cayman Islands legal advisors to the Buyer Group, respectively. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to C-Travel International Limited, and Fenwick & West LLP is serving as U.S. legal advisor to Ocean Imagination L.P.

About eLong

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accommodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications, websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews.

Safe Harbor Statement

Any statements in this announcement about prospective performance and plans for the Company, the expected timing to completion of the proposed merger and the ability to complete the proposed merger, and any other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions, other than historical facts, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred to in any forward-looking statement include, but are not limited to, (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (b) the inability to complete the proposed merger due to the failure to obtain shareholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger, (c) the failure to obtain any necessary financing arrangements set forth in the equity commitment letters delivered pursuant to the merger agreement, (d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the transaction, and (e) the effect of the announcement of the proposed merger on the Company’s relationship with its customers, operating results and business generally. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which was filed with the SEC on March 13, 2015, under the heading “Part I - Item 3 - Risk Factors,” and in subsequent reports on Form 6-K filed with the SEC by the Company.

In addition, the forward-looking statements included in this announcement represent our views as of the date hereof. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.

Contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570